Contact

www.linkedin.com/in/augustnoble
(LinkedIn)
www.AugustNoble.com (Personal)

Top Skills

Marketing
Leadership
Management

Certifications

Google Analytics Individual
Qualification

Honors-Awards

3x Dean's List
LinkedIn Top 10 Sponsored Content
LinkedIn Top 10 Sponsored Content

August Noble

Advertising ‣ Advising ‣ Building
Minneapolis, Minnesota, United States

Summary

I run an agency, seed invest, and build things with friends!

Experience

Closing Media
Co-Founder
April 2019 - Present (6 years)

We focus on doing one thing really well - helping B2B marketers generate
high-quality opportunities for their sales team.

Summertime Capital
Co-Founder and Partner
February 2021 - Present (4 years 2 months)

Founding partner of investment syndicate focused on early-stage CPG
companies and adjacent tech.

AugustNoble.com
Marketing & Advertising Consultant
March 2019 - Present (6 years 1 month)

Do you need help growing your business? Message me!

AOVboost
Founder (Acquired 2021)
October 2020 - December 2021 (1 year 3 months)
Austin, Texas, United States

AOVboost helps Shopify Plus stores increase their average order value and
generate more revenue. Get a FREE trial today! AOVboost.com

SnackNation
3 years 6 months

Senior Marketing Manager
October 2018 - February 2019 (5 months)
Greater Los Angeles Area

Paid Media Manager

March 2018 - September 2018 (7 months)

Greater Los Angeles Area

Inbound Marketing Manager

January 2017 - February 2018 (1 year 2 months)

Greater Los Angeles Area

Digital Marketing Specialist

September 2015 - December 2016 (1 year 4 months)

Greater Los Angeles Area

iAffiliate Management

Digital Marketing Associate

September 2014 - September 2015 (1 year 1 month)

Greater Minneapolis-St. Paul Area

iAffiliate Management is a leading affiliate management agency that helps internet retail and consumer technology brands grow their affiliate channel. Our affiliate program management solutions create online partnerships that extend your brand to acquire customers and drive e-Commerce growth.

———

Education

University of Minnesota-Twin Cities

Bachelor of Science (B.S.), Marketing and Entrepreneurship · (2012 - 2014)

University of Colorado Boulder - Leeds School of Business

Leeds School of Business · (2010 - 2012)